SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )

                        Michigan National Corporation
                              (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                  594563108
                               (CUSIP Number)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on the following page(s))

                         Page 1 of 14 pages

CUSIP No. 594563108          13D         Page 2 of 14 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                             (a) [ ]
                                                     (b) [ ]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   AF, WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          Delaware

NUMBER OF      7  SOLE VOTING POWER
SHARES               840,300
BENEFICIALLY   8  SHARED VOTING POWER
OWNED BY             None
EACH           9  SOLE DISPOSITIVE POWER
REPORTING            840,300
PERSON         10  SHARED DISPOSITIVE POWER
WITH                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    840,300

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%

14 TYPE OF REPORTING PERSON*

          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 594563108          13D         Page 3 of 14 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                            (a) [  ]
                                                    (b) [  ]

3  SEC USE ONLY


4  SOURCE OF FUNDS

       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)     [  ]

6  CITIZENSHIP OR PLACE OF INCORPORATION

          United States

NUMBER OF      7  SOLE VOTING POWER
SHARES               None (See Items 2 and 5)
BENEFICIALLY   8  SHARED VOTING POWER
OWNED BY             None
EACH           9  SOLE DISPOSITIVE POWER
REPORTING            None (See Items 2 and 5)
PERSON         10  SHARED DISPOSITIVE POWER
WITH                 None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   None (See Items 2 and 5)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%

14 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

This Statement relates to the common stock (the "Common Stock") of MICHIGAN NATIONAL CORPORATION (the "Issuer"). The Issuer's principal executive offices are located at 27777 Inkster Road, Farmington
Hills, Michigan  48334.

Item 2.  Identity and Background

(a-c) This Statement is being filed by Heine Securities Corporation ("HSC"), a Delaware corporation, whose principal and executive offices are located at 51 John F. Kennedy Parkway, Short Hills, New
Jersey 07078. HSC is an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act"). One or more of HSC's advisory clients is the legal owner of the securities covered by this statement. Pursuant to investment advisory agreements with its advisory clients, HSC has sole investment discretion and voting authority with respect to such securities.

This Statement is also being filed by Michael F. Price.  Michael F.
Price is President of HSC, in which capacity he exercises voting control and dispositive power over the securities reported herein by HSC. Mr. Price, therefore, may be deemed to have indirect beneficial ownership over such securities. Neither HSC nor Mr. Price has any interest in dividends or proceeds from the sale of such securities, owns no shares for their own account and disclaims beneficial ownership of all securities reported herein.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of HSC is set forth in Exhibit A hereto.

(d-e) During the last five years, neither HSC nor, to the best of the knowledge of HSC, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best of HSC's knowledge, each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $ 46,711,662.09 (including brokerage commissions); all such funds were provided from working capital of HSC's advisory clients.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by HSC's advisory clients for the purpose of investment. However, after assessment of the Issuer's historical record and future prospects, meetings and discussions with the Issuer's senior management ("Management"), and review of Management's financial performance, goals and targets, HSC believes that it is no longer in the best interest of the Issuer's shareholders for the Issuer to remain an independent entity.

Whether or not remaining an independent entity is in the best interests of the Issuer's shareholders is a question which has been previously raised.
In the spring of 1993, the Issuer undertook an assessment of its strategic options to determine the course of action that would, as described by Management, maximize shareholder value over time. After concluding the strategic assessment, Management recommended to the Issuer's Board of Directors (the "Board") that the Issuer should remain independent. The Board accepted Management's recommendation.

HSC believes that the Board did not reach the correct conclusion, and that the assessment process undertaken by Management was fundamentally flawed because it failed to include any external, objective assessment of the likelihood of achieving the results embodied in Management's internal projections or the valuations which Management relied upon in assessing various alternatives to remaining independent. Consequently, in light of the Issuer's continued mediocre financial performance, the ongoing competitive pressure within the banking industry, the apparent lack of strategic focus of the Issuer, and the obvious attractiveness of consolidation within the banking industry, HSC believes that the Board should pursue the sale of the Issuer in order to maximize shareholder value.

HSC may take a number of actions in order to insure that the Issuer and its Board weigh shareholder interests appropriately in determining the Issuer's future. It may communicate and discuss its views with other shareholders of the Issuer and members of the Board. HSC may communicate with financial institutions concerning their interest in possibly acquiring the Issuer. It may retain an investment banker to help it evaluate its options or to solicit interest and/or bids from potential acquirors.

Some of the factors behind HSC's conclusions are as follows:

(1) Either during or subsequent to the strategic review conducted by the Board described above, the only non-Management director who owned a meaningful amount of Common Stock resigned from the Board. HSC questions whether his resignation reflected his failure to share the Board's optimism regarding the future operating performance of the Issuer.

(2) In August of 1993, bank regulators forced the Board to enter into a Memorandum of Understanding which, among other things, directed a review of the Issuer's management structure. Given that the Issuer was, if anything, overcapitalized and without significant credit quality problems, the regulator's questioning of the management structure was quite extraordinary. It is difficult to understand the Board's confidence in earnings and performance projections prepared by a management team which was found so wanting by bank regulators.

(3) The Issuer has announced several initiatives that represent a shift in strategy: the proposed sale of its modest Texas franchise and its intention to cease servicing mortgage loans originated by its mortgage subsidiary. HSC is perplexed how these announcements fit in with the Board's assessment of the Issuer's future conducted in the spring of 1993. While HSC certainly agrees that it makes little sense for the Issuer to own a bank in Port Levaca, Texas, HSC is concerned about the Issuer's intended use of the capital generated from the sale of its Texas franchise. In particular, Management has already indicated its interest in the acquisition of non-banking businesses with the hope of obtaining growth prospects superior to that available in the banking business. HSC is concerned about the likelihood of earnings dilution and possible diminution of shareholders' value as a result of such acquisitions.

(4) Finally, and perhaps most significantly, the Issuer's financial performance under current Management can only be characterized as mediocre. By any measure, the Issuer remains a high cost financial institution (even without including the negative impact of its mortgage banking operations). That the Issuer will continue to be a high cost financial institution is evident from Management's own projected cost reductions, which amount to only $20 million, or less than 5% of the Issuer's non-interest expense base. Furthermore, Management's publicly stated financial goals, which would not be achieved until the end of 1995, would result in performance today that would only be average at best. Even if the Issuer were to meet Management's stated performance goals, an outcome hardly certain given Management's track record, HSC believes that the Issuer's shareholders would be far better off if the Issuer were to be sold today.

In the future, HSC may decide to purchase on behalf of its advisory clients additional shares of the Common Stock, or sell part or all of its advisory clients' current holdings of Common Stock.

HSC's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Except as set forth above, neither HSC nor, to the best knowledge of HSC, any executive officer or director of HSC, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC (and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities
Exchange Act of 1934, the beneficial owner of 840,300 shares of Common
Stock representing approximately 5.5% of the outstanding shares of the Issuer (based on the 15,150,794 shares outstanding as of October 31, 1993) HSC has sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the shares of Common Stock covered by this Statement. HSC and Mr. Price disclaim any economic interest in or beneficial ownership of the shares of Common Stock covered by this Statement.

(c) Neither HSC nor, to the best knowledge of HSC, any person identified in Exhibit A, beneficially owns any securities of the Issuer, including the Common Stock, or has effected any transaction in the Common Stock during the preceding 60 days other than as set forth in Exhibit B attached hereto.

(d) HSC's advisory clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 840,300 shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

HSC nor, to the best of the knowledge of HSC, any of the persons named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material To Be Filed As Exhibits

Exhibit A           Executive Officers and Directors of HSC

Exhibit B           Schedule of Transactions

Exhibit C           Joint Filing Agreement

Signatures


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 24, 1994


/s/ Michael F. Price
President
Heine Securities Corporation


/s/ Michael F. Price

EXHIBIT A


EXECUTIVE OFFICERS AND DIRECTORS
OF HEINE SECURITIES CORPORATION



Name/Title/              Principal           Business
Citizenship              Occupation          Address

Michael F. Price         President and       51 J.F.K. Pkwy
  President/Director     Director,           Short Hills, NJ
  (U.S.)                 Mutual Series       07078
                           Fund Inc.

Edward J. Bradley        CFO and Treasurer,  51 J.F.K. Pkwy
  Treasurer and CFO      Mutual Series       Short Hills, NJ
  (U.S.)                   Fund Inc.         07078

Elizabeth N. Cohernour   Sec'y/Gen. Counsel, 51 J.F.K. Pkwy
  Secretary              Mutual Series       Short Hills, NJ
  (U.S.)                   Fund Inc.         07078

EXHIBIT B

SUMMARY OF TRANSACTIONS WITHIN THE LAST SIXTY DAYS

SALES      NONE

PURCHASES

DATE           NUMBER OF SHARES         PRICE

2/4/94         50,000                   $56.625
2/4/94         10,000                   $56.875
2/7/94         10,400                   $56.750

TOTAL          70,400

EXHIBIT C



JOINT FILING AGREEMENT


In accordance with Rule 13d-1(f) under the Securities Exchange Act of
1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 24th day of February, 1994.



HEINE SECURITIES CORPORATION


By:  /s/ Michael F. Price
         President




MICHAEL F. PRICE


/s/ Michael F. Price